

August 2, 2006

Mr. Randy C. Martin
Chief Financial Officer, Spartech Corporation
120 S. Central Ave, Suite 1700
Clayton, MO 63105

**Re:**     **Spartech Corproation**
        **Form 10-K for the fiscal year ended October 29, 2005**
        **Form 10-Q for the quarter ended January 28, 2006**
        **File No. 1-5911**

Dear Mr. Martin:

We have reviewed your response to our letter dated June 29, 2006 and have the following comments. We ask that you respond by August 16, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5 – Fixed Asset Charge, page 40

1. We appreciate your response to our prior comment number one. We are continuing to consider you response. We will contact you when we have finished our consideration.

Note 17 – Segment Information, page 50

2. We note your response to prior comment two, and appreciate the additional information you have provided. It appears to us that each "component" in your segments is an operating segment as defined in paragraph 10 of SFAS 131. Paragraph 10 of SFAS 131 defines an operating segment as a component of an entity: that engages in business activities from which it may earn revenues and incur expenses; whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and for which discrete financial information is available.

We note that the components in your segments engage in business activities from which they earn revenues and incur expenses and have discrete financial information. We also note that there appears to be sufficient financial information provided to the CODM, at the component level, to indicate that the CODM regularly reviews the Company on a component level to allocate resources and assess performance.  As financial information at the component level is provided to the CODM on a regular basis, we assume it is used to allocate resources and assess performance.  Additionally, based on Attachment E, it appears as thought the Board of Directors is also provided information at the "component" level.

In addition, it is not necessary that any and all costs be allocated to a business activity in order for it to be considered an operating segment. The information you have provided, appears to present inputs and outputs sufficient to render the information discrete for the purposes of operational analysis. Your Priorities Matix, the June $12^{th}$ Operations Overview memo and the Organization chart all appear to indicate the existence of operating segments below that of your reported segments.  We ask the following:

- Please carefully reconsider your views regarding how you use internal operating information in relation to the definition of an operating segment and address our views above;

- Provide us, at the component level, a 5 year schedule showing YTD sales, operating earnings and operating earnings as a percent of sales. We welcome any analysis you may wish to accompany such data.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3689.

Sincerely,


John Hartz
Senior Assistant Chief Accountant